Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

September 30, 2014

Ms. Jennifer Gowetski

United States Securities and Exchange Commission

Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	American Realty Capital Hospitality Trust, Inc.
Post-Effective Amendment to Form S-11 Filed September 19, 2014 File No. 333-190698

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital Hospitality Trust, Inc. (the “Company”), please find transmitted herewith for filing Pre-Effective Amendment No. 4 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 of the Company (No. 333-190698) (“Amendment No. 4”)and the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 24, 2014 (the “September 24 Letter”), with respect to Pre-Effective Amendment No. 3 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 (No. 333-190698) filed by the Company with the Commission on September 19, 2014.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the September 24 Letter. On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

1.	Please update the pro-forma financial information within Annex A through June 30, 2014 consistent with what has been filed in Exhibit 99.2 of your 8-K filed on September 19, 2014.

The pro-forma financial information within Annex A has been updated in Supplement No. 8 to the prospectus that is a part of Amendment No. 4 through June 30, 2014 consistent with what has been filed in Exhibit 99.2 of the Company’s 8-K filed on September 19, 2014.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this letter responding to the Staff’s comments. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Very truly yours,

PROSKAUER ROSE LLP

By: /s/ Peter M. Fass

Peter M. Fass

cc:	James A. Tanaka, Esq. Michael J. Choate, Esq.